Exhibit 99.13

SLR Consulting (Canada) Ltd.
55 University Ave., Suite 501, Toronto, ON M5J 2H7

Consent of Qualified Person

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-224641) of Denison Mines Corp. (the “Registration Statements”), including in connection with (a) the report entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” dated November 21, 2005, as revised on February 16, 2006 and authored by Richard E. Routledge, M.Sc., P.Geo., (b) the report entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated January 31, 2007 and authored by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng., (c) the report entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” dated March 31, 2006, and authored by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng. (together the “Technical Reports"), and (d) sections of the report entitled, “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 8, 2023 with an effective date of June 23, 2023 (the “Wheeler River Technical Report”); and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from the Technical Reports or sections of the Wheeler River Technical Report that SLR is responsible for preparing in the Annual Report on Form 40-F and the Registration Statements.

Dated March 28, 2025

SLR Consulting (Canada) Ltd.
(formerly Roscoe Postle Associates Inc.)

Per:

(Signed) Jason J. Cox

Jason J. Cox, P.Eng.

Global Technical Director